EXHIBIT 99.1

Unaudited Pro Forma Condensed Combined Financial Statements of B Communications Ltd.
 and Bezeq - The Israel Telecommunications Corp. Ltd.

    The following unaudited pro forma condensed combined statements of income for the year ended December 31, 2009 and unaudited pro forma condensed combined statements of financial position as of December 31, 2009 have been prepared to give effect to the sale of our legacy communications business to Ampal-American Israel Corporation (NASDAQ: AMPL), or Ampal, and to our acquisition of the controlling interest in Bezeq The Israel Telecommunications Corp., Ltd. (TASE:BZEQ), or Bezeq, Israel’s largest telecommunications provider, under the fair value method of accounting as if such transactions had occurred on January 1, 2009, after giving effect to the pro forma adjustments described in the accompanying notes.  This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of B Communications Ltd. and of Bezeq.

    Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transactions occurred on January 1, 2009, nor is it necessarily indicative of future results of operations.  Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary allocation of the purchase price for our acquisition of the controlling interest in Bezeq reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation to be recorded in connection with the acquisition.

    The unaudited pro forma condensed combined statements of income and unaudited pro forma condensed combined statements of financial position are based upon the respective historical financial statements of B Communications Ltd. and Bezeq, which have been prepared in accordance with IFRS as issued by the IASB.  The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statements.  In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.  The translation of NIS amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate at December 31, 2009 (NIS 3.775 = $1.00).

B Communications Ltd.
Unaudited Pro Forma Condensed Combined Statements of Income
For the year ended December 31, 2009
(All amounts are in millions except per share data)

	Historical
	B Communications Ltd.	Bezeq	Pro forma adjustments	References	Pro forma
	NIS	NIS	NIS		NIS	$
Revenues	1,173	11,519	(1,173)	(A)	11,519	3,051

Cost and expenses
Depreciation and amortization	97	1,485	793	(A),(B)	2,375	629
Salaries	158	1,990	(156)	(A)	1,992	528
General and operating expenses	749	4,871	(747)	(A)	4,873	1,291
Other operating expenses	3	201	(1)	(A)	203	53
Total cost and expenses	1,007	8,547	(111)		9,443	2,501

Operating income	166	2,972	(1,062)		2,076	550

Finance expense	49	398	241	(C)	688	182
Finance income	(85)	(429)	8	(C)	(506)	(134)
Finance expense (income), net	(36)	(31)	249		182	48

Income after finance expense (income), net	202	3,003	(1,311)		1,894	502
Share in losses of equity-accounted investees	-	34	-		34	9
Income before income tax	202	2,969	(1,311)		1,860	493
Income tax	55	807	(379)	(D)	483	128

Net income from continuing operations	147	2,162	(932)		1,377	365

Net income from continuing operations attributable to owners of the company	147	2,157	(2,001)		303	80
Net income from continuing operations attributable to non-controlling interest	-	5	1,069		1,074	285

Basic earnings per share
Earnings per share from continuing operations	5.81	-	-		11.42	3.00
Weighted average of the number of ordinary shares (basic) (in millions)	25	-	1	(E)	26	26

Diluted earnings per share
Earnings per share from continuing operations	5.81	-	-		11.42	3.00
Weighted average of the number of ordinary shares (diluted) (in millions)	25	-	1	(E)	26	26

See accompanying notes to unaudited pro forma condensed combined financial statements.

B Communications Ltd.
Unaudited Pro Forma Condensed Combined Statements of Financial Position
As of December 31, 2009
(All amounts are in millions except per share data)

	Historical
	B Communications Ltd.	Bezeq	Pro forma adjustments	References	Pro forma
	NIS	NIS	NIS		NIS	$
Assets
Cash and cash equivalents	940	580	(258)	(G)	1,262	334
Investments, including derivatives	99	154	-		253	67
Trade receivables	-	2,491	-		2,491	660
Parent company receivable	1	-	-		1	-
Related parties receivables	4	-	-		4	1
Other receivables	4	171	-		175	46
Inventory	-	263	-		263	70
Assets classified as held for sale	1,362	40	(1,402)	(F)	-	-

Total current assets	2,410	3,699	(1,660)		4,449	1,178

Investments, including derivatives	-	130	-		130	34
Trade and other receivables	-	887	-		887	235
Property, plant and equipment	-	5,303	-		5,303	1,405
Intangible assets	-	1,885	13,125	(H)	15,010	3,976
Investments in equity-accounted investees (mainly loans)	-	1,219	-		1,219	323
Deferred and other expenses	-	426	387	(H)	813	215
Deferred tax assets	1	392	-		393	105

Total non-current assets	1	10,242	13,512		23,755	6,293

Total assets	2,411	13,941	11,852		28,204	7,471

See accompanying notes to unaudited pro forma condensed combined financial statements.

B Communications Ltd.
Unaudited Pro Forma Condensed Combined Statements of Financial Position
As of December 31, 2009
(All amounts are in millions except per share data)

	Historical
	B Communications Ltd.	Bezeq	Pro forma adjustments	References	Pro forma
	NIS	NIS	NIS		NIS	$
Liabilities
Debentures, loans and borrowings	521	862	700	(C)	2,083	552
Loan from parent company	326	-	-		326	86
Trade payables	-	1,091	-		1,091	289
Other payables	3	697	87	(C)	787	208
Parent company payables	4	-	-		4	1
Current tax liabilities	24	118	46	(A)	188	50
Deferred income	-	36	-		36	10
Provisions	-	380	-		380	101
Employee benefits	-	505	-		505	134
Liabilities classified as held for sale	270	-	(270)	(A,F)	-	-
Total current liabilities	1,148	3,689	563		5,400	1,431

Debentures	342	2,716	363	(H)	3,421	906
Bank loans and other long-term liabilities	-	558	4,313	(C)	4,871	1,290
Employee benefits	-	294	-		294	78
Deferred income and others	-	5	-		5	1
Provisions	-	71	-		71	19
Deferred tax liabilities	-	70	2,355	(I)	2,425	642
Total non-current liabilities	342	3,714	7,031		11,087	2,936

Total liabilities	1,490	7,403	7,594		16,487	4,367

Equity	921	6,538	4,258		11,717	3,104

Total liabilities and equity	2,411	13,941	11,852		28,204	7,471

See accompanying notes to unaudited pro forma condensed combined financial statements.

B Communications Ltd.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 1 - BASIS OF UNAUDITED PRO FORMA PRESENTATION

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion).  On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.

The application of IFRS 3 Revised “Business Combinations” requires that the total purchase price for the acquisition of the controlling interest in Bezeq be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.  The purchase price allocation is preliminary and is subject to adjustment as more detailed analysis is completed and additional information on the fair value of Bezeq’s assets and liabilities becomes available.  Any change in the fair value of the net assets of Bezeq will change the amount of the purchase price allocable to goodwill.

Prior to January 2010, we offered a wide range of broadband and traditional voice services in Israel, which we refer to as the legacy Communications Business.  As part of our acquisition of the controlling interest in Bezeq, on November 16, 2009, we entered into an agreement to sell our legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal, for NIS 1.2 billion (approximately $318 million).  The sale of our legacy Communications Business to Ampal was completed in January 2010, effective as of January 1, 2010.

NOTE 2 - PRO FORMA FINANCIAL STATEMENT ADJUSTMENTS

Pro forma adjustments are necessary to reflect primarily the sale of our legacy Communication Business to Ampal as well as the increase in finance expenses attributable to increased interest expenses as a result of the funding that we obtained to facilitate our acquisition of the controlling interest in Bezeq.  Below is detailed information with respect of the pro forma adjustments.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances.

Pro forma adjustments are also necessary to appropriately reflect amortization of intangible assets and depreciation of property and equipment based on the preliminary allocation of the purchase price for our acquisition of the controlling interest in Bezeq as well as salaries of our officers and employees who continue to be engaged by us following the sale of our legacy Communication Business to Ampal.

The purchase price allocation for the acquisition of the controlling interest in Bezeq in the unaudited pro forma condensed combined financial statements is preliminary and is subject to revision as more detailed analysis is completed and additional information on the fair value of Bezeq’s assets and liabilities becomes available.

The unaudited pro forma condensed combined statements of operation and statements of financial position give effect to the acquisition of the controlling interest in Bezeq and to the disposition of our legacy Communications Business to Ampal as if such transactions had occurred on January 1, 2009.  The unaudited pro forma condensed combined statements of income do not include any non-recurring charges that are directly attributable to the acquisition.  The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

The pro forma adjustments included in the pro forma information are as follows:

(A)	Elimination of the operational results of our legacy Communication Business sold to Ampal.

(B)
To reflect the amortization of intangible assets and depreciation of property and equipment in the amount of NIS 890 million ($235 million), based on the preliminary allocation of the purchase price for our acquisition of the controlling interest in Bezeq. The purchase price allocation for the acquisition of the controlling interest in Bezeq in the unaudited pro forma statements is preliminary and is subject to revision as more detailed analysis is completed and additional information on the fair value of Bezeq’s assets and liabilities becomes available.  Any change in the fair value of the net assets of Bezeq will cause a change in the purchase price allocable to goodwill.

(C)
To reflect an additional estimated finance expense attributable to increased interest expenses as a result of the NIS 5.0 billion (approximately $1.35 billion) funding we obtained to facilitate our acquisition of the controlling interest in Bezeq.

(D)	Tax effect of the pro forma adjustments, using the applicable statutory tax rate.

(E)
To reflect the issuance of 1,100,000 ordinary shares following the exercise of outstanding employee options that accelerated and became fully vested upon the sale of our legacy Communications Business to Ampal, effective as of January 1, 2010.

(F)           Elimination of assets and liabilities classified as held for sale.

(G)
To reflect the changes in our cash and cash equivalents as a result of receiving NIS 1.2 billion ($318 million) proceeds from the sale of our legacy Communication Business to Ampal and NIS 5.0 billion ($1.35 billion) of debt that we incurred to facilitate our acquisition of the controlling interest in Bezeq and the payment of NIS 6.5 billion ($1.72 billion) for the acquisition of the controlling interest in Bezeq.

(H)
Under the purchase method of accounting, the total consideration allocated to Bezeq’s identifiable assets acquired and liabilities assumed based on their estimated fair value as of the date of the completion of the transaction. The final determination of the fair values of assets acquired and liabilities assumed may differ materially from the preliminary estimates. Managements’ final valuation of the fair values of assets acquired and liabilities assumed will be based on the actual net tangible and intangible assets of Bezeq that existed as of the date of the completion of the transaction.  The final valuation may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data.  Accordingly, the approximate amount which has been preliminarily allocated to goodwill may be all reallocated to amortizable intangible or depreciating assets, which would result in a depreciation or amortization charge in the statement of income.

(I)	Deferred tax liabilities in respect of the allocation of Bezeq’s identifiable assets acquired and liabilities assumed.